Exhibit 99.66

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities being offered and sold hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state in the United States and may not be offered, sold or delivered, directly or indirectly, in the United States (as defined in Regulation S promulgated under the U.S. Securities Act) (the “United States”) except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Immunovaccine Inc. at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	January 30, 2018

IMMUNOVACCINE INC.

$12,500,000

6,250,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 6,250,000 common shares (the “Offered Shares”) of Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) at a price of $2.00 per Offered Share (the “Offering Price”).

The Offered Shares are issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of January 30, 2018 among the Corporation, Echelon Wealth Partners Inc., as lead underwriter (the “Lead Underwriter”), National Bank Financial Inc. and Bloom Burton Securities Inc. (collectively with the Lead Underwriter, the “Underwriters”). The Offering Price has been determined by negotiation between Immunovaccine and the Underwriters. See “Plan of Distribution”.

Price: $2.00 per Offered Share

		Underwriters’	Net Proceeds to the
	Price to the Public	Commission(1)	Corporation(2)
Per Offered Share	$2.00	$0.12	$1.88
Total (3)(4)	$12,500,000	$750,000	$11,750,000

Notes:

(1)	The Underwriters will receive a commission (the “Underwriters’ Commission”) equal to 6% of the gross proceeds of the Offering. In addition, the Corporation will grant the Underwriters compensation options (the “Compensation Options”) to purchase a number of common shares (the “Compensation Option Shares”) representing 6% of the total number of Offered Shares sold under this Offering. The Compensation Options will be exercisable at a price of $2.04 per Compensation Option Share for a period of 24 months from the closing of the Offering. This short form prospectus also qualifies the grant of the Compensation Options and the distribution of any Compensation Option Shares issued pursuant to the exercise of the Compensation Options.

(2)	Before deducting the expenses of the Offering, estimated to be $200,000.
(3)	The Corporation has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the closing of the Offering, to purchase up to an additional 937,500 Offered Shares (the “Over-Allotment Shares”) at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public will be $14,375,000, the total Underwriters’ Commission will be $862,500, and the net proceeds to the Corporation, after deducting the Underwriters’ Commission but before deducting the estimated expenses of the Offering, will be $13,512,500.

(4)	Excluding any amounts received upon the exercise of the Compensation Options.

All references to “Offered Shares” in this short form prospectus include the Over-Allotment Shares, as the context permits or requires.

A purchaser who acquires Offered Shares forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

An investment in the Offered Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this short form prospectus. See “Cautionary Statement regarding Forward-Looking Statements” and “Risk Factors”.

The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV” and are posted for trading on the OTCQX under the symbol “IMMVF”. On January 29, 2018, the last trading day of the Common Shares on the TSX before the date hereof, the closing price of the Common Shares was $2.05. An application will be made to the TSX to list the Offered Shares as well as the Compensation Option Shares. Listing of the Offered Shares as well as the Compensation Option Shares will be subject to the Corporation fulfilling the listing requirements of the TSX. Closing of the Offering is subject to receipt of the prior approval of the Offering by the TSX and other usual closing conditions.

The Underwriters conditionally offer the Offered Shares on behalf of the Corporation, as principals, and, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by McCarthy Tétrault LLP, and on behalf of the Underwriters by Gowling WLG (Canada) LLP.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters in respect of the Offered Shares will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. See “Plan of Distribution”.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about February 15, 2018 or such other date as the Corporation and the Underwriters may agree upon, but not later than 42 days after the date of the receipt for the (final) short form prospectus (the “Closing Date”).

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It is anticipated that an electronic position representing the Offered Shares will be issued, registered and deposited in electronic form with CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee pursuant to the book-based system. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Further, except in limited circumstances, beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Exercise Price or
	Maximum Size or Number	Exercise Period or	Average Acquisition
Underwriters’ Position	of Securities Available	Acquisition Date	Price
Over-Allotment Option(1)	937,500 Over-Allotment Shares	30 days from the Closing Date	$2.00 per Over-Allotment Share

Compensation Option(2)	375,000 Compensation Option Shares(3)	24 months from the Closing Date	$2.04 per Compensation Option Share

Notes:

(1)	This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See “Plan of Distribution”.

(2)	This short form prospectus qualifies the grant of the Compensation Options and the distribution of any Compensation Option Shares issued pursuant to the exercise of the Compensation Options. See “Plan of Distribution”.

(3)	431,250 Compensation Option Shares if the Over-Allotment is exercised in full.

The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Offered Shares described in this short form prospectus may have tax consequences in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

Albert Scardino and Wayne Pisano, members of the board of directors of the Corporation, both reside outside of Canada and have appointed Immunovaccine Inc., #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office and registered office is located at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8.

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GENERAL MATTERS

Purchasers of Offered Shares should rely only on the information contained in or incorporated by reference into this short form prospectus. The Corporation has not authorized anyone to provide purchasers with different or additional information. If anyone provides purchasers with different or additional information, purchasers should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this short form prospectus is accurate only as of the date on the front of this document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

“DepoVax” is a trademark of the Corporation. This short form prospectus also includes references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.

The corporate website of the Corporation is www.imvaccine.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this short form prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Offered Shares.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this short form prospectus are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this short form prospectus were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

In this short form prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and the documents incorporated by reference herein may constitute “forward-looking” statements and forward-looking information (collectively, “forward-looking statements”) which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this short form prospectus, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology.

This short form prospectus may contain forward-looking statements within the meaning of Canadian securities laws. Such statements include, but are not limited to, statements relating to:

−	the Corporation’s business strategy;

−	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

−	potential sources of funding;

−	the Corporation’s ability to obtain necessary funding on favorable terms or at all;

−	the Corporation’s expected expenditures and accumulated deficit level;

−	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

−	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

−	the Corporation’s plans for the research and development of certain product candidates;

−	the Corporation’s strategy for protecting its intellectual property;

−	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

−	the Corporation’s ability to obtain licences on commercially reasonable terms;

−	the Corporation’s plans for generating revenue;

−	the Corporation’s plans for future clinical trials; and

−	the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

−	obtaining additional funding on reasonable terms when necessary;

−	positive results of pre-clinical and clinical tests;

−	the Corporation’s ability to successfully develop existing and new products;

−	the Corporation’s ability to hire and retain skilled staff;

−	the products and technology offered by the Corporation’s competitors;

−	general business and economic conditions;

−	the Corporation’s ability to protect its intellectual property;

−	the Corporation’s ability to manufacture its products and to meet demand; and

−	regulatory approvals.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference in this short form prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements contained in this short form prospectus are expressly qualified by the foregoing cautionary statements and are made as of the date of this short form prospectus. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this short form prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference in and form an integral part of this short form prospectus:

(i)	the annual information form of the Corporation dated March 30, 2017 for the year ended December 31, 2016 (the “AIF”);

(ii)	the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2016 and 2015, together with the auditor’s report thereon;

(iii)	the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2016 (the “Annual MD&A”);

(iv)	the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended September 30, 2017 and 2016;

(v)	the management’s report on financial position and operating results of the Corporation for the three and nine months ended September 30, 2017;

(vi)	the management information circular dated March 31, 2017 relating to the annual and special meeting of shareholders of the Corporation held on May 10, 2017;

(vii)	the material change report dated June 9, 2017 relating to a bought-deal financing agreement to sell 7,692,308 Common Shares at a price of $1.30 per Common Share (the “June 2017 Public Offering”); and

(viii)	the material change report dated June 29, 2017 relating to the closing of the June 2017 Public Offering.

Any documents of the Corporation of the type referred to in the preceding paragraph and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this short form prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) does not form part of this short form prospectus to the extent that the contents of the “template version” of “marketing materials” are modified or superseded by a statement contained in this short form prospectus or in any amendment to this short form prospectus, if applicable. Any “template version” of “marketing materials” that has been, or will be, filed on SEDAR after the date of this short form prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated into this short form prospectus.

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THE CORPORATION

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis.

The Corporation has one wholly-owned subsidiary, Immunovaccine Technologies Inc. (“IVT”), which is incorporated under the laws of Nova Scotia.

The Corporation’s head and registered office is located at 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, B3H 0A8.

BUSINESS OF THE CORPORATION

Overview

Immunovaccine is a clinical-stage company that develops products based on its proprietary platform and products with a primary focus on T-cell activating therapies for cancer. The Corporation intends to capitalize on licensing opportunities of its platform for other applications, including infectious diseases. The Corporation’s proprietary DepoVax™ delivery platform is believed to produce a strong, high-quality immune response that has a specific and sustained immune effect and enables the Corporation to pursue vaccine candidates in cancer, infectious diseases and other applications.

The Corporation’s cancer immunotherapy, DPX-Survivac, is currently being tested in a co-funded Phase 1b trial with Incyte Corporation (“Incyte”), which evaluate the combination of DPX-Survivac with Incyte’s investigational oral indoleamine 2,3-dioxygenase 1 (“IDO1”) inhibitor, epacadostat, in ovarian cancer patients. DPX-Survivac is also being tested in an investigator-sponsored Phase 2 clinical trial in ovarian cancer in combination with checkpoint inhibitor pembrolizumab of Merck KGaA (“Merck”) in patients with recurrent, platinum-resistant cancer and in an investigator sponsored Phase 2 clinical trial which will evaluate the use of a triple combination immunotherapy in patients with measurable or recurrent diffuse large B cell lymphoma (“DLBCL”) along also with checkpoint inhibitor pembrolizumab of Merck. The Corporation’s infectious disease vaccine against respiratory syncytial virus (RSV) has completed a Phase 1 clinical trial. The Corporation is also conducting several research and clinical collaborations, including ones with the Dana Farber Cancer Institute for Human Papillomavirus (HPV) related cancers and Leidos, Inc. in the United States for the development of vaccine candidates for malaria and the Zika virus.

Recent developments

Positive Clinical Data from Trial in Advanced Ovarian Cancer

On December 5, 2017, the Corporation announced positive top-line clinical data from its ongoing Phase 1b trial evaluating the safety and efficacy of Immunovaccine’s lead immuno-oncology candidate, DPX-Survivac, in combination with Incyte’s IDO1 enzyme inhibitor epacadostat, and low-dose cyclophosphamide in patients with advanced ovarian cancer. Immunovaccine is conducting the trial in collaboration with Incyte.

Initial results from ten evaluable patients in the DPX-Survivac plus 100mg epacadostat dosing cohort demonstrate a disease control rate of 70%, including partial responses (“PR”, defined as ≥30% decrease in tumor lesion size) in 30% of the patients (three out of ten). The combination also exhibited a well-tolerated safety profile, with the majority of adverse events (“AEs”) reported as Grade 1 and Grade 2, and only one potential treatment-related AE.

Blood tests indicated that the majority of treated patients exhibited targeted T cell activation. Tumor biopsies and analyses thus far have supported the reported mechanism of action (MOA) of this immunotherapy combination, with DPX-Survivac triggering T cell infiltration into the tumor. This T cell activation was also correlated with tumor regression.

The Phase 1b trial is a single-arm, non-randomized, open label, uncontrolled, safety and efficacy study for patients with advanced, platinum-sensitive and resistant ovarian cancer. Investigators completed enrollment of ten evaluable patients for the study’s first dosing cohort, which consists of 100mg epacadostat twice daily (“BID”), DPX-Survivac, and low-dose cyclophosphamide.

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In the first dosing cohort, investigators observed:

•	A 30% overall response rate, with three out of ten PRs

o	Two of the patients exhibiting PRs have completed one year of treatment with responses ongoing at 12 and 14 months, respectively

•	Four patients (40%) had stable disease

o	Two of the patients exhibiting stable disease are still enrolled in the trial, with one of those patients showing a 21% tumor reduction

•	A 70% disease control rate (defined as the total number of patients achieving complete response, partial response, and stable disease)

At the time of data cut-off, there was also preliminary data on the first three evaluable patients in the second dosing cohort evaluating the combination of 300mg BID epacadostat, DPX-Survivac, and low-dose cyclophosphamide. From the first three evaluable patients, two showed stable disease, with one patient showing tumor regression of approximately 25%. The second dosing cohort is ongoing and is expected to enroll 16 to 40 patients in total. Immunovaccine expects to provide a clinical update on the second dosing cohort in the first half of 2018 and investigators are also planning to submit the study findings for scientific publication.

Extension of Collaboration with UConn Health

On December 7, 2017, the Corporation announced an expansion of its ongoing collaboration with UConn Health. The collaboration is part of Immunovaccine’s DPX-NEO program, which is evaluating the anti-cancer activity of proprietary patient-specific epitopes developed at UConn Health and formulated in the Corporation’s DepoVax™-based vaccine formulation. Based on prior preclinical and manufacturing milestones achieved in evaluating cancer neoepitopes formulated in Immunovaccine’s proprietary delivery formulation, Immunovaccine and UConn Health will begin working toward DPX-NEO’s first clinical trial.

Epitopes are the part of the biological molecule that is the target of an immune response. Neoepitopes are the mutated proteins produced by a patient’s own tumors.

In previously announced preclinical research on November 3, 2016, researchers from UConn Health found that neoepitopes formulated in DepoVax-based vaccines demonstrated superior immunogenic activity over other formulations in mouse tumor models. Researchers are preparing a manuscript for submission to a peer-reviewed journal and will release further data upon publication. Immunovaccine and UConn Health agreed that these results provided a strong rationale for extending the collaboration towards a clinical trial. In the anticipated Phase 1 study, UConn Health would use its proprietary technology to identify patient-specific neoepitopes, which would then be formulated in the DPX-NEO delivery technology.

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CONSOLIDATED CAPITALIZATION

The following table summarizes the Corporation’s capitalization as at September 30, 2017 both before and after giving effect to the Offering.

		Outstanding as at September 30,
	Outstanding as at September 30, 2017	2017 after giving effect to the
Description	(Unaudited)	Offering(1)

Common Shares	127,701,209	133,951,209	(2)
Common Share Purchase	7,966,721	8,341,721	(3)(4)
Warrants
Stock Options	4,894,773	4,894,773
Total Share Capital (fully diluted)	140,562,703	147,187,703

(1)	Based on the issuance of 6,250,000 Offered Shares for aggregate gross proceeds of $12,500,000, less the Underwriters’ Commission of $750,000 and expenses of the Offering, estimated at $200,000.
(2)	Up to 134,888,709 Common Shares if the Over-Allotment Option is exercised in full for aggregate gross proceeds of up to $14,375,000, less the Underwriters’ Commission of $862,500 and expenses of the Offering, estimated at $200,000.
(3)	Based on the issuance of 375,000 Compensation Options.
(4)	Up to 8,397,971 Common share purchase warrants if the Over-Allotment Option is exercised in full.

USE OF PROCEEDS

The estimated net proceeds to be received by us under the Offering will be approximately $11,550,000 (up to approximately $13,312,500 if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Commission and the estimated expenses in connection with this Offering of approximately $200,000.

The Corporation intends to allocate the net proceeds from the Offering to continue to advance its pipeline and conduct Phase 1 basket trial in up to 5 indications to be identified, for research and development, working capital and general corporate purposes.

Use of Proceeds	$11,550,000
(excluding the Over-Allotment Option)
Clinical trials in 2019(1)	4,800,000

Research & Development in 2019(2)	5,300,000

General Corporate Purposes	1,450,000	(3)

TOTAL	11,550,000

(1)	Clinical trials includes general clinical expenses including salaries (approximately $1,300,000), completion cost for phase 1b trial with Incyte (approximately $200,000), cost for phase 2 DLBCL trial with Merck (approximately $800,000) phase 1b basket trial in up to 5 indications to be announced (approximately $2,500,000).
(2)	Research & development activities other than cost of clinical trials, includes preclinical R&D costs such as drug development, pharmacology, toxicology and other studies, and costs associated with discovery research (approximately $1,900,000), product development and manufacturing costs (approximately $900,000), production of clinical lots for current and future clinical trial studies (approximately $1,100,000) and quality assurance and regulatory costs (approximately $1,400,000).
(3)	Up to $3,212,500 if the Over-Allotment Option is exercised in full.

The Corporation believes that its intended use of the net proceeds of this Offering is consistent with the Corporation primary business objective and strategic goal of developing T cell activating cancer immunotherapies using DPX-SurvivacTM. Commercialization and production of biopharmaceuticals can only be achieved once all regulatory steps have been completed. The regulatory approval process usually includes three phases of clinical trials which, depending on the drug or product being tested, will vary in time required to complete. The phases typically extend for a number of years and are costly to complete. Given the uncertainty around the design, regulatory requirements and timing of future clinical trials, an estimate of the future costs of the regulatory phases is not reasonable at this time. See “Risk Factors”.

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While the Corporation intends to use the net proceeds as outlined above, the timing and actual use of the net proceeds may vary depending on operating and capital needs, the progress and outcome of its clinical trials or its research and development programs, the progress of the formal review of strategic alternatives and business and operations circumstances. In the interim, Immunovaccine will invest the net proceeds of the Offering in short-term, liquid, interest bearing investment grade securities.

Negative Cash Flow

The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $65,890,209 as at September 30, 2017. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the Offering will be used to fund anticipated negative cash flow from operating activities, as described above.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated January 30, 2018 among the Corporation and the Underwriters, the Corporation has agreed to sell, and the Underwriters have severally (and not jointly, nor jointly and severally) agreed to purchase, as principals or cause to be purchased, on the Closing Date, 6,250,000 Offered Shares at the Offering Price for aggregate gross proceeds of $12,500,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters, with reference to the prevailing market price of the Common Shares.

The Corporation has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from the Closing Date, to purchase up to an additional 937,500 Over-Allotment Shares at the Offering Price.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to, (a) any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation or inquiry which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States either in general, or solely in respect of the biotechnology and healthcare sector, or the business, operations or affairs of the Corporation or IVT (taken as a whole), or the market price or value of the common shares of the Corporation or results in the Offered Shares to not be marketed profitably; and (b) any material change in relation to the Corporation and IVT, taken as a whole, or any change in any material fact or a new material fact shall arise which, in the reasonable opinion of the Underwriters, has or could be expected to have a material adverse effect on the market price or value of the Corporation’s common shares. The Underwriters are, however, obligated, to take up and pay for (or cause the payment for) all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters may offer selling group participation to other registered dealers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay certain expenses incurred by the Underwriters in connection with the Offering. The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to indemnify the Underwriters, their affiliates and their respective directors, employees, shareholders and agents against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

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In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission, equal to 6% of the aggregate gross proceeds of the Offering (including in respect of any Over-Allotment Shares sold upon exercise of the Over-Allotment Option).

As additional compensation, the Corporation has also agreed to issue to the Underwriters the Compensation Options on the Closing Date. The Compensation Options will entitle the Underwriters to acquire that number of Compensation Option Shares equal to 6% of the number of Offered Shares sold under the Offering (including in respect of any Over-Allotment Shares sold upon exercise of the Over-Allotment Option). The Compensation Options will be exercisable at a price of $2.04 per Compensation Option Share for a period of 24 months from the Closing Date and the Compensation Options will be non-transferrable. The terms governing the Compensation Options will be set out in the certificates representing the Compensation Options and will include, among other things, customary provisions for the appropriate adjustment of the class and number of Compensation Option Shares issuable pursuant to the exercise of the Compensation Options upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any payment of stock dividends to holders of all the Common Shares, any capital reorganization of the Corporation, or any merger, consolidation or amalgamation of the Corporation with another company or entity. This short form prospectus qualifies the distribution of the Compensation Option Shares to the Underwriters.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this short form prospectus after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

Pursuant to applicable Canadian and U.S. regulatory restrictions, the Underwriters may not, throughout the period of distribution, bid for or purchase any Common Shares for their own account. These restrictions allow certain exceptions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase for Common Shares permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering the Underwriters may undertake transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador. The Offered Shares will be offered in such provinces of Canada through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of Canada.

The offer and sale of the Offered Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, within the United States.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this short form prospectus electronically.

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The Corporation will not, directly or indirectly, offer, issue, sell or grant any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (i) the Offering; (ii) the grant or exercise of stock options, deferred share units and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; or (iii) obligations of the Corporation in respect of existing convertible instruments issued at the date hereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that an electronic position representing the Offered Shares will be issued, registered and deposited in electronic form with CDS or its nominee pursuant to the book-based system. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Further, except in limited circumstances, beneficial holders of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired.

An application will be made to the TSX to list the Offered Shares as well as the Compensation Option Shares. Listing of the Offered Shares as well as the Compensation Option Shares will be subject to the Corporation fulfilling the listing requirements of the TSX. Closing of the Offering is subject to receipt of the prior approval of the Offering by the TSX and other usual closing conditions.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Immunovaccine’s authorized share capital consists of an unlimited number of Common Shares and preferred shares (the “Preferred Shares”) issuable in series, all without par value. As of January 29, 2018, a total of 129,289,299 Common Shares and no Preferred Shares are issued and outstanding.

The Common Shares of the Corporation rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Subject to the prior rights of the holders of preferred shares, the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of the Corporation. In the event of liquidation, dissolution or winding-up of the Corporation, subject to the prior rights of the holders of preferred shares, the holders of Common Shares are entitled to receive all the remaining property and assets of the Corporation. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings of the shareholders of the Corporation and each Common Share, when represented at any meeting of the shareholders of the Corporation, carries the right to one vote.

PRIOR SALES

The following table sets out the details of the issuance by the Corporation of Common Shares, options to purchase Common Shares, warrants to purchase Common Shares, deferred share units, if any, during the 12-month period before the date of this short form prospectus:

Security	Number	Price		Issuance Date
Stock Options(1)	400,000	$0.75		January 31, 2017
Common Shares(2)	10,000	$0.72		February 7, 2017
Common Shares(2)	21,250	$0.72		February 8, 2017
Common Shares(3)	8,617	N/A	(4)	February 9, 2017
Common Shares(2)	25,000	$0.72		February 13, 2017
Common Shares(2)	96,250	$0.72		February 14, 2017
Common Shares(3)	35,000	$0.40		February 15, 2017
Common Shares(2)	37,500	$0.72		February 15, 2017
Common Shares(3)	35,000	$0.40		February 16, 2017
Common Shares(3)	6,639	N/A	(5)	February 17, 2017
Common Shares(5)	100,000	$0.60		February 17, 2017
Common Shares(3)	5,000	$0.40		February 21, 2017
Common Shares(3)	5,000	$0.28		February 21, 2017
Common Shares(3)	176,200	N/A	(7)	February 22, 2017

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Security	Number	Price		Issuance Date
Common Shares(3)	80,000	$0.40		February 22, 2017
Common Shares(2)	12,500	$0.72		February 23, 2017
Common Shares(3)	69,806	N/A	(8)	February 24, 2017
Common Shares(3)	3,438	N/A	(9)	February 27, 2017
Common Shares(3)	65,000	$0.40		March 1, 2017
Common Shares(3)	15,062	N/A	(10)	March 3, 2017
Common Shares(2)	300,000	$0.72		March 7, 2017
Common Shares(2)	18,000	$0.72		March 23, 2017
Deferred Share Units(11)	74,842	$1.19		March 31, 2017
Common Shares(3)	264,746	N/A	(12)	April 4, 2017
Common Shares(3)	2,500	$1.00		April 17, 2017
Common Shares(3)	98	N/A	(13)	April 18, 2017
Common Shares(3)	10,000	$1.00		April 24, 2017
Common Shares(2)	25,000	$0.72		April 25, 2017
Common Shares(2)	22,725	$0.72		April 26, 2017
Common Shares(2)	336,000	$0.72		April 28, 2017
Common Shares(6)	100,000	$0.60		May 3, 2017
Common Shares(3)	155,253	N/A	(14)	May 8, 2017
Common Shares(2)	5,000	$0.72		May 12, 2017
Common Shares(3)	10,132	N/A	(15)	May 19, 2017
Common Shares(3)	7,500	$0.66		May 19, 2017
Common Shares(3)	5,907	$0.28		May 19, 2017
Common Shares(3)	8,265	N/A	(4)	May 23, 2017
Common Shares(16)	7,692,308	$1.30		June 21, 2017
Compensation options(17)	461,538	$1.32		June 21, 2017
Common Shares(3)	1,304	N/A	(5)	June 26, 2017
Deferred Share units(18)	77,445	$1.15		June 30, 2017
Common Shares(2)	59,000	$0.72		July 10, 2017
Common Shares(2)	48,500	$0.72		July 19, 2017
Deferred Share units(19)	80,237	$1.11		September 30, 2017
Common Shares(6)	235,954	$0.60		September 30, 2017
Common Shares(2)	28,500	$0.72		October 19, 2017
Common Shares(3)	12,651	N/A	(20)	November 15, 2017
Common Shares(6)	100,000	$0.60		November 24, 2017
Common Shares(2)	250,000	$0.72		November 24, 2017
Common Shares(3)	3,269	N/A	(21)	December 1, 2017
Common Shares(6)	335,954	$0.60		December 5, 2017
Common Shares(2)	150,000	$0.72		December 5, 2017
Common Shares(2)	150,000	$0.72		December 6, 2017
Common Shares(2)	36,000	$0.72		December 12, 2017
Common Shares(3)	20,232	N/A	(22)	December 19, 2017
Deferred Share units(23)	38,722	$2.30		December 31, 2017
Common Shares(3)	175,527	N/A	(24)	January 3, 2018
Common Shares(3)	30,900	N/A	(25)	January 8, 2018
Stock Options(26)	371,400	$2.20		January 16, 2018
Common Shares(3)	5,413	N/A	(5)	January 17, 2018
Common Shares(3)	24,418	N/A	(27)	January 19, 2018
Stock options(28)	250,000	$2.20		January 22, 2018
Common Shares(3)	29,272	N/A	(29)	January 22, 2018

(1)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $0.75 per Common Share until January 31, 2022.

(2)	Common Shares issued upon exercise of common share purchase warrants (the “2016 Warrants”) being part of units issued pursuant to a bought-deal private placement of units (the “June 2016 Private Placement”). Each 2016 Warrant entitles its holder to purchase one Common Share at a price of $0.72 per Common Share until June 8, 2018.

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(3)	Common Shares issued upon exercise of stock options.

(4)	Cashless exercise of 15,000 options.

(5)	Cashless exercise of 10,000 options.

(6)	Common Shares issued upon exercise of non-transferable compensation options exercisable at a price of $0.60 per Common Share until June 8, 2016 issued as a consideration to the underwriters of the June 2016 Private Placement.

(7)	Cashless exercise of 405,000 options.

(8)	Cashless exercise of 145,000 options.

(9)	Cashless exercise of 5,000 options.

(10)	Cashless exercise of 22,500 options.

(11)	Deferred share units (“DSUs”) issued pursuant to the Corporation’s deferred share unit plan (the “DSU Plan”) at a deemed price of $1.19 per DSU. Each DSU entitles the holder thereof to receive one Common Share on the terms and conditions set forth in the DSU Plan.

(12)	Cashless exercise of 710,000 options.

(13)	Cashless exercise of 1,500 options.

(14)	Cashless exercise of 318,333 options.

(15)	Cashless exercise of 22,900 options.

(16)	Common shares issued pursuant to the June 2017 Public Offering.

(17)	Compensation options exercisable at a price of $1.32 per Common Share until June 21, 2019 issued as consideration to the underwriters of the June 2017 Public Offering.
(18)	DSUs issued pursuant to the DSU Plan at a deemed price $1.15 per DSU. Each DSU entitles the holder thereof to receive one common share on the terms and conditions set forth in the DSU Plan.

(19)	DSUs issued pursuant to the DSU Plan at a deemed price $1.11 per DSU. Each DSU entitles the holder thereof to receive one common share on the terms and conditions set forth in the DSU Plan.

(20)	Cashless exercise of 25,000 options.

(21)	Cashless exercise of 6,033 options.
(22)	Cashless exercise of 30,000 options.

(23)	DSUs issued pursuant to the DSU Plan at a deemed price $2.30 per DSU. Each DSU entitles the holder thereof to receive one common share on the terms and conditions set forth in the DSU Plan.
(24)	Cashless exercise of 250,200 options.
(25)	Cashless exercise of 35,000 options.

(26)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $2.20 per Common Share until January 16, 2023.
(27)	Cashless exercise of 27,960 options.

(28)	Grant of stock options governed by the Corporation’s stock option plan exercisable at a price of $2.20 per Common Share until January 22, 2023.
(29)	Cashless exercise of 43,000 options.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the symbol “IMV” and posted for trading on the OTCQX under the symbol “IMMVF”.

The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges		Total Cumulative Volume
	High	Low
	($)	($)
January 2017	$0.770	$0.660	1,889,446
February 2017	$1.400	$0.740	7,511,801
March 2017	$1.350	$1.040	3,718,261
April 2017	$1.530	$1.000	4,900,132
May 2017	$1.700	$1.250	3,710,612
June 2017	$1.330	$1.120	1,374,379
July 2017	$1.400	$1.080	1,989,681
August 2017	$1.230	$1.110	1,186,895
September 2017	$1.210	$1.050	1,689,842
October 2017	$1.550	$1.040	4,294,842
November 2017	$1.680	$1.350	3,225,925
December 2017	$2.550	$1.580	4,846,152
January 1-29, 2018	$2.510	$1.870	3,373,805

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RISK FACTORS

An investment in the Corporation’s securities involves risk. Before you invest in the Offered Shares, you should carefully consider the risks contained in or incorporated by reference into this short form prospectus, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this short form prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this short form prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering, and may not use the proceeds effectively.

Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Corporation or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Corporation, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Common Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Corporation receives only limited attention by securities analysts and frequently experience an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress of the clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Future sales of Common Shares by the Corporation or by its existing shareholders could cause share price to fall.

The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital.

Dilution of purchasers.

Purchasers who purchase Offered Shares as part of the Offering may pay more for the Offered Shares than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Offered Shares under the Offering may incur substantial dilution in the near future.

No dividends have been paid on the Common Shares.

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.

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CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Gowling WLG (Canada) LLP, counsel to the Underwriters, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to an investor who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times deals at arm’s length with the Corporation and each of the Underwriters, is not affiliated with the Corporation or any of the Underwriters, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Offered Shares, as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” of the Tax Act; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” reporting election under the Tax Act to determine its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act); or (vi) that is a corporation resident in Canada and is, or becomes part of a transaction or event or a series of transactions or events that includes the acquisition of an Offered Share, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. Except for the July 2017 Tax Proposals (as defined herein), this summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the Government’s intention to amend the Tax Act to, among other things, increase the amount of tax applicable to certain investment income earned through a private corporation (the “July 2017 Tax Proposals”). No specific amendments to the Tax Act were proposed in connection with this announcement. This summary does not address the potential implications of the July 2017 Tax Proposals. Holders should consult their tax advisors with respect to the implications of the July 2017 Tax Proposals as they relate to the acquisition and holding of Offered Shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such Resident Holders, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders contemplating an election under subsection 39(4) of the Tax Act should consult their own tax advisors.

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Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations under the Tax Act on the Corporation’s ability to designate a dividend as an “eligible dividend”, and the Corporation has made no commitments in this regard.

Dividends received or deemed to be received on an Offered Share held by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income and will generally be deductible in computing its taxable income, subject to the provisions of the Tax Act. A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on an Offered Share to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. This refundable tax generally will be refunded to a Resident Holder that is a corporation when sufficient taxable dividends are paid to its shareholders.

In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year (but not against other income) to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares or shares substituted for such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

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A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may affect the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). This summary does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as such terms are defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Resident Holders–Disposition of Offered Shares” and such Non-Resident Holder may be required to report the disposition of such Offered Shares by filing a tax return in accordance with the Tax Act.

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Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Gowling WLG (Canada) LLP, counsel to the Underwriters, based on the provisions of the Tax Act, as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plans, and tax-free savings accounts (“TFSAs”), provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).

Notwithstanding the foregoing, if an Offered Share held by a TFSA, RRSP, RRIF, RESP or RDSP is a “prohibited investment” for purposes of the Tax Act, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP will be subject to a penalty tax as set out in the Tax Act. An Offered Share will be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be: (i) does not deal at arm’s length with the Corporation for the purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Corporation. In addition, an Offered Share will generally not be a “prohibited investment” if the Offered Share is “excluded property” (as defined in the Tax Act), for trusts governed by a TFSA, RRSP, RRIF, RESP or RDSP. Prospective investors who may wish to hold their Offered Shares in a trust governed by a TFSA, RRSP, RRIF, RESP or RDSP are advised to consult their own tax advisors regarding the “prohibited investment” rules having regard to their own particular circumstances.

Holders who intend to hold Offered Shares in a TFSA, RRSP, RRIF, RDSP or RESP should consult their own tax advisors.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Gowling WLG (Canada) LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Gowling WLG (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Halifax, Nova Scotia, Canada.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Halifax, Nova Scotia, Canada.

AGENT FOR SERVICE OF PROCESS

Albert Scardino and Wayne Pisano, directors of the Corporation, both reside outside of Canada and have appointed Immunovaccine Inc., #53-1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada, BH3 0A8, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

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STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

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CERTIFICATE OF THE CORPORATION

Dated: January 30, 2018

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

(s) Frederic Ors	(s) Pierre Labbé
Frederic Ors	Pierre Labbé
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(s) James Hall	(s) Andrew J. Sheldon
James Hall	Andrew J. Sheldon
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: January 30, 2018

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

ECHELON WEALTH PARTNERS INC.

(s) Michael Lorimer
Michael Lorimer
Managing Director

NATIONAL BANK FINANCIAL INC.

(s) Petar Zelic
Petar Zelic
Vice President

BLOOM BURTON SECURITIES INC.

(s) Jolyon Burton
Jolyon Burton
President & Head of Investment Banking

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